 Exhibit 99.1

Notice of Special Meeting of Shareholders
February 18, 2011

MANAGEMENT INFORMATION CIRCULAR

Dated January 18, 2011

MANAGEMENT INFORMATION CIRCULAR – SPECIAL MEETING

GAMMON GOLD INC.
400-1701 Hollis Street
PO Box 2067
Halifax, Nova Scotia B3J 2Z1

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders of Gammon Gold Inc. (the “Corporation”) will be held at the Fairmont Queen Elizabeth Hotel, in the Gatineau Room, 900 René Levesque Blvd. W. Montreal, Quebec H3B 4A5 on Friday February 18, 2011, at the hour of 9:00 am (Eastern Standard time) for the following purposes:

1.	To consider, and if deemed advisable, pass a resolution approving the Corporation’s proposed Shareholder Rights Plan, as more particularly described in the attached Management Information Circular (the full text of the Shareholder Rights Plan and the proposed ordinary resolution are attached to the Management Information Circular as Schedules “A” and “C”, respectively);

2.	To consider, and if thought fit, pass an ordinary resolution to convert the Corporation’s Stock Option Plan to a “rolling stock option plan” whereby the maximum number of common shares of the Corporation which may be reserved and set aside for issue under the Stock Option Plan will be changed from a fixed maximum of 26,000,000 Shares to a maximum of 6% of the common shares issued and outstanding from time to time on a non-diluted basis (which percentage may be increased by the Board of Directors of the Corporation from time to time, subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation), as more particularly described in the attached Management Information Circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the Management Information Circular as Schedules “B” and “D”, respectively); and

3.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy and a Management Information Circular. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Halifax, Nova Scotia this 18th day of January, 2011.

By Order of the Board of Directors
(Signed): “Colin Benner”
Colin K. Benner
Chairman of the Board of Directors

MANAGEMENT INFORMATION CIRCULAR – SPECIAL MEETING

MANAGEMENT INFORMATION CIRCULAR – SPECIAL MEETING

GAMMON GOLD INC.
400-1701 Hollis Street
PO Box 2067
Halifax, Nova Scotia B3J 2Z1

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the Special Meeting (the "Meeting") of the holders of common shares ("Shareholders") of Gammon Gold Inc. ("Gammon", “Gammon Gold” or the "Corporation") to be held on Friday, February 18, 2011 at 9:00 am (Eastern Standard Time) at the Fairmont Queen Elizabeth Hotel, in the Gatineau Room, 900 René Levesque Blvd. W., Montreal, Quebec, H3B 4A5 and at any continuation thereof after an adjournment.

Except as otherwise stated, the information contained herein is given as of December 31, 2009 and all amounts shown herein are in Canadian Dollars.

Under the securities laws of the United States, the Corporation is a "foreign private issuer" and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION I – VOTING INFORMATION

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by or on behalf of the Management of the Corporation. The mailing to Shareholders of this Circular will be on or about Janaury 21, 2011. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of common shares.

VOTING GAMMON GOLD COMMON SHARES

The Board of Directors of Gammon (the “Board”) has fixed January 18, 2011 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of Shareholders entitled to vote as of the Meeting Record Date, showing the number of common shares held by each such shareholder. Each person named on the list of Shareholders is entitled to one (1) vote for each common share held, except to the extent that: (i) the shareholder has transferred any common shares after the Meeting Record Date; and (ii) the transferee of those common shares produces properly endorsed share certificates or otherwise establishes ownership of those common shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those common shares at the Meeting.

Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

REGISTERED SHAREHOLDERS

Registered Shareholders are Shareholders whose common shares are held in their own name and they will have received a proxy form in their own name.

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NON-REGISTERED/BENEFICIAL SHAREHOLDERS

Beneficial Shareholders are Shareholders who do not hold their common shares in their own name, but rather in the name of a nominee - this could be a bank, trust company, securities broker or other financial institution (and is known as holding the common shares in "street form").

If you are a non-registered shareholder, there are two (2) ways you can vote your common shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your common shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

APPOINTMENT OF PROXY HOLDERS

The persons named in the enclosed form of proxy are Directors and/or officers of Gammon. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to attend and to act for and on behalf of such Shareholder at the Meeting. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Gammon at its registered office at 400-1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia B3J 2Z1, or to the transfer agent for the common shares, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on February 16, 2011 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All common shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

If you have appointed a person who was designated by Gammon to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted:

1.	FOR considering, and if deemed advisable, passing a resolution approving the Corporation’s proposed Shareholder Rights Plan; and

2.	FOR the approval of the amendment to the Corporation’s Stock Option Plan to convert it to a rolling plan.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

REVOCABILITY OF PROXIES

A shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Relevant provisions of the Companies Act (Quebec) (the "QCA") provide that a shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

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VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Corporation consists of an unlimited number of common shares. As of January 18, 2011, there were 138,884,798 common shares outstanding. Each common share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of Shareholders is two (2) persons present in person or by proxy and authorized to vote.

To the knowledge of the Directors and officers of Gammon, the only person or company that beneficially owns, or controls or directs , directly or indirectly, more than 10% of the outstanding common shares is:

Name and Address of Beneficial Owner	Number of Common Shares(1)	% of Class(2)
Canadian Depository for Securities Limited	130,626,439	94.07%

Notes:
1.	Based upon public filings with securities regulatory authorities in Canada on SEDAR.
2.	Calculated on the basis of 138,884,798 common shares outstanding as of January 18, 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (i) Director or executive officer of the Corporation who has held such position at any time since January 18, 2011 or (ii) associate or affiliate of a person in (i), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

SECTION II – BUSINESS OF THE MEETING

PROPOSED SHAREHOLDER RIGHTS PLAN

Background

Effective as of August 19, 2010, the Board approved the entering into of a Shareholder Rights Plan Agreement, dated as of August 19, 2010, between Gammon and Computershare Investor Services Inc., as rights agent (the “Rights Agreement”), which agreement contains the terms of a shareholder rights plan applicable to Gammon’s shareholders (the “Rights Plan”). The Rights Plan is subject to approval by the Independent Shareholders of Gammon (as defined below) within six months of the execution of the Rights Agreement.

Summary of the Rights Agreement

The following is a brief summary of the principal terms of the Rights Plan, which does not purport to be complete, and is qualified in its entirety by reference to the text of the Rights Agreement, which is set out in Schedule “A” to this Management Information Circular and is incorporated by reference herein. All capitalized terms used but not defined herein are defined in the Rights Agreement.

Term

The Rights Plan is effective as of August 19, 2010 (the "Effective Date"), but will, if it is not approved by the Independent Shareholders of Gammon at the Meeting, expire on the termination of the Meeting. In addition, if the Rights Plan is not re-approved at the annual meeting of shareholders of Gammon to be held in 2013, the Rights Plan will expire on the termination of such meeting, subject to earlier termination or expiration of the Rights (as defined below) as set out in the Rights Plan.

Issuance of Rights

Pursuant to the Rights Plan, effective as of August 19, 2010, the Board authorized the issuance, effective at the close of business (Toronto time) on the Effective Date, of one right (a "Right") in respect of each common share of the Corporation outstanding at the close of business (Toronto time) on the Effective Date (the "Record Time") and authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the time at which the Rights Plan is terminated in accordance with the terms of the Rights Agreement, subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

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The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Common Share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with Gammon’s Common Shares and will not be exercisable or transferable separately from Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates (as defined below) and will be transferable separately from Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time", which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

a)	a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person", meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of common shares and other shares of the Corporation carrying the right to vote (“Voting Shares”) that are outstanding; (ii) a "Permitted Bid" or "Competing Permitted Bid" (each as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement, or which are made pursuant to a prospectus, the exercise of stock options under the Corporation’s stock option plan, or a private placement (provided the same receives all necessary stock exchange approvals and does not result in the acquiror becoming the Beneficial Owner of 20% or more of the outstanding Voting Shares), or which are made pursuant to an amalgamation, business combination, merger, arrangement, or other statutory procedure in each case requiring shareholder approval; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

b)	the date of commencement of, or the first public announcement of an intention of any Person (other than Gammon or any of its subsidiaries) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right will entitle the holder thereof to purchase one common share of the Corporation at an initial "Exercise Price" equal to three times the Market Price as of the Separation Time. The “Market Price” is defined as the average of the daily closing prices per Common Share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding the date of determination. For purposes of this determination, the closing price per common share of any securities on any date is:

a)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading Days) on which such securities are listed or admitted to trading;

b)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or
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c)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors.

If, for any reason, none of such prices is available on such day, the closing price per common share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price will be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive trading day period in question in United States dollars, the amount will be translated into Canadian dollars on such date at the Canadian dollar equivalent thereof, as determined in accordance with the Rights Agreement.

Effective as at the close of business on the tenth Trading Day following a transaction which results in a person becoming an Acquiring Person (a "Flip-In Event"), each Right will then entitle its holder to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. As a result, if a Flip-In Event occurs, each holder of a Right, other than an Acquiring Person, will in effect be entitled to acquire two common shares of the Corporation at a price per share equal to one-half of the Market Price. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a Take-Over Bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the Take-Over Bid qualifies as a “Permitted Bid”.

The requirements of a "Permitted Bid" include the following:

  the Take-Over Bid must be made by means of a Take-Over Bid circular;

  the Take-Over Bid is made to all holders of Voting Shares as registered on the books of Gammon, other than the person making the Take-Over Bid (the “Offeror”);

  the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid (i) prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid Take-Over Bid and (ii) only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

  the Take-Over Bid contains an irrevocable and unqualified provision that unless the Take-Over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-Over Bid at any time during the period of time between the date of the Take-Over Bid and the date on which Voting Shares may be taken up and paid for prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid;

  the Take-Over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for under the Take-Over Bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement; and

  the Take-Over Bid shall not have been made if, at the commencement of the Take-Over Bid, the Offeror or any of its affiliates in connection with the Take-Over Bid possessed confidential or undisclosed information about Gammon or its affiliates, unless the Offeror and any such affiliates shall have entered into a confidentiality agreement with Gammon within three months prior to the commencement of the Take-Over Bid.

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For purposes of the foregoing, an “Independent Shareholder” is any holder of Voting Shares, other than:

(a)	any Acquiring Person;

(b)	any Offeror, subject to certain exceptions contained in the Rights Agreement;

(c)	certain affiliates, associates and related persons of such Acquiring Person or Offeror;

(d)	any person acting jointly or in concert with such Acquiring Person or Offeror; and

(e)	any trustee of any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of Gammon or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not be deemed to have acquired Beneficial Ownership of Voting Shares or to be acting jointly or in concert with an Acquiring Person solely by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a shareholder whereby the shareholder agrees to deposit or tender Voting Shares to a Take-Over Bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

(b)	the shareholder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another Take-Over Bid or transaction where: (i) the offer price or value of the consideration payable under the other Take-Over Bid or transaction is greater than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per Common Share at which the shareholder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Independent Shareholders, the number of Voting Shares offered to be purchased under the other Take- Over Bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and

(c)	no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-Over Bid or transactions exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid.

Waiver and Redemption

The Board may waive the application of the Rights Plan prior to the occurrence of a Flip-In Event with the prior consent of the holders of Voting Shares if the Flip-In event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-Over Bid circular. In the event of such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following shareholder approval of the waiver.

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Any waiver of the application of the Rights Plan in respect of a particular Take-Over Bid that is made by way of a take-over bid circular sent to all holders of Voting Shares shall also constitute a waiver of any other Take-Over Bid which is made by means of a Take-Over Bid circular to all holders of Voting Shares while the initial Take-Over Bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares of Gammon at the time of granting the waiver. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a Take-Over Bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities that may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, the distribution to holders of common shares of rights, warrants or options to acquire Voting Shares exercisable at less than Market Price, pro rata distributions to holders of common shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), pension plans or funds registered under Canadian or U.S. laws, statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a Take-Over Bid .

Duties of the Board

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Gammon. The Board, when a Take-Over Bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

Gammon may make amendments to the Rights Agreement at any time to correct any clerical or typographical error and may make amendments that are required to maintain the validity of the Rights Agreement due to changes in any applicable legislation, regulations or rules. Gammon may, with the prior approval of the holders of Voting Shares in accordance with the terms of the Rights Agreement (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Rights Agreement.

Approval Required

At the Meeting, the Independent Shareholders will be asked to approve the Sharholder Rights Plan effective August 19, 2010. The full text of the Shareholder Rights Plan, as well as the proposed ordinary resolution approving the Shareholder Rights Plan are attached to this Management Information Circular as Schedules “A” and “C”, respectfully. To management’s knowledge, all shareholders of the Corporation qualify as Independent Shareholders as of the date of this Management Information Circular.

APPROVAL OF AMENDMENT TO THE STOCK OPTION PLAN

On December 10, 2010, the Board of Directors approved an amendment to the Corporation’s Stock Option Plan for Directors, officers, employees and consultants (the “Stock Option Plan”) to convert the Stock Option Plan to a “rolling stock option plan” whereby the maximum number of common shares which may be reserved and set aside for issue under the Stock Option Plan will be changed from a fixed maximum of 26,000,000 common shares (which is equal to 18.72% of the issued and outstanding Common Shares as of the date of this Management Information Circular) to a maximum of 6% of the common shares issued and outstanding from time to time on a non-diluted basis (which percentage may be increased by the Board of Directors of the Corporation from time to time subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation). Specifically, the Board approved an amendment to the Stock Option Plan to delete subsection 4(a) of the Stock Option Plan in its entirety and replace it with the following:

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 “(a) The maximum number of Shares which may be reserved and set aside for issue under this Plan shall not exceed 6% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person on the exercise of Options granted under the Plan shall be 5% of the Shares outstanding on the most recent Grant Date (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.”

Purpose of the Proposed Amendments

The purpose of the foregoing proposed amendments is to allow the Corporation to continue to use stock options as an incentive for Directors, officers, employees and consultants, which it cannot do at present because as at the date of this information circular there were only 1,372,700 stock options available for granting under the Stock Option Plan. Additional options are required as a cost-effective aid to staff retention, particularly in Mexico where there is high turnover due to the competitive nature of the industry. Under the existing Stock Option Plan, 21,499,050 stock options have been granted and exercised; 1,951,500 stock options have been granted and expired; 3,128,250 stock options have been granted but not exercised; and 1,372,700 stock options remain available for future granting.

The following table sets out the number of stock options granted and exercised, granted and expired, granted and not exercised, and available for granting under the amended Stock Option Plan, assuming that the foregoing amendments to the Stock Option Plan are approved by the shareholders.

Options granted since inception of the Stock Option Plan and either exercised or outstanding	24,627,300
Options granted subject to shareholder approval	Nil
Total	24,627,300
Options exercised since inception of the Stock Option Plan	21,499,050
Options granted but not exercised	3,128,250
Options available for future granting	5,204,837
Total	29,832,137

As at January 18, 2011, the Directors and Named Executive Officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 769,248 common shares (2,801,748 Common Shares if all options held by them are exercised), representing 0.6% of the currently outstanding common shares (2% current outstanding common shares if all options held by them are exercised) and 0.5% of the common shares on a fully diluted basis (1.9% current outstanding common shares on a fully diluted basis if all options held by them are exercised).

Summary of the Amended Stock Option Plan

The following is a summary of the principal provisions of the Stock Option Plan, including the provisions proposed to be added if the proposed amendment is approved, and is qualified in its entirety by the full text of the amended Stock Option Plan which is attached as Schedule “B” to this Management Information Circular.

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MANAGEMENT INFORMATION CIRCULAR – SPECIAL MEETING

The purpose of the Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

The Stock Option Plan is administered by the Board of Directors. The principal terms of the Stock Option Plan (as amended) are as follows:

a)	Directors, officers, employees and consultants of the Corporation or any subsidiary of the Corporation, as well as any personal holding corporation controlled by an officer or director of the Corporation or any subsidiary or any registered retirement savings plans established for the sole benefit of an employee, officer or director of the Corporation or any subsidiary (“Participants”) are eligible for the grant of stock options under the Stock Option Plan;

b)	The maximum number of common shares which may be issued under the Stock Option Plan shall not exceed 26,000,000, subject to adjustment. Under the proposed amendments described above, this maximum will be changed to 6% of the common shares of the Corporation issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of common shares with respect to which grants may be made under the Stock Option Plan and any other security based compensation arrangements to any one (1) optionee or his or their associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the issued and outstanding common shares. The maximum number of common shares issuable to insiders (as defined in the Securities Act (Ontario)) of the Corporation and their associates under the Stock Option Plan and other security based compensation arrangements shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares issued to insiders of the Corporation and their associates under the Stock Option Plan within any one (1) year period, when taken together with any other security-based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares for all such insiders and associates in the aggregate and, in the case of any one (1) insider and his or her associates, shall not exceed 5% of the issued and outstanding common shares;

c)	The exercise price of the stock options granted under the Stock Option Plan is defined as the volume-weighted average trading price of the common shares for the five trading days immediately preceding the date upon which the stock option is granted as reported by the TSX, or, if the common shares are not listed on the TSX, on such other principal stock exchange or over-the-counter market on which the common shares are listed or quoted, as the case may be;

d)	Stock options are exercisable for a maximum period of seven (7) years from the date of grant or such shorter period as may be determined at the time of the grant;

e)	Stock options granted under the Stock Option Plan are not assignable;

f)	Stock options terminate: (i) if an optionee is dismissed for cause, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of dismissal; (ii) if an optionee leaves the Corporation (and its subsidiaries) on his own accord, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of departure; (iii) if an optionee is dismissed without cause, all of his options will vest immediately and will expire three (3) months after the date of dismissal; (iv) if an optionee dies, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of death; (v) if an optionee ceases to work for the Corporation (or its subsidiaries) by reason of permanent disability or retirement under any retirement plan of the Corporation or any subsidiary, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of deemed termination of employment, but if the optionee should die during that three (3) month period, then his vested options will be extended for three (3) months following the date of death;

g)	Stock options may not vest at a rate faster than over a four (4) year period from the date of grant, in equal instalments on each anniversary of the date of grant, and, in the event of a Change of Control, all options outstanding shall vest and be immediately exercisable;

h)	The Board of Directors has the discretion to provide financial assistance for the purchase of common shares on the exercise of stock options. Any loans so provided are on a full recourse basis and the common shares issued pursuant to any such exercise are secured for repayment of the financial assistance so provided;
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MANAGEMENT INFORMATION CIRCULAR – SPECIAL MEETING

i)	The number of common shares issuable on the exercise of stock options granted under the Stock Option Plan and the exercise price of such stock options may be proportionately changed in the event of a subdivision, redivision, consolidation, reclassification or change of the Corporation’s issued and outstanding common shares, or any other capital reorganization, or a consolidation, amalgamation or merger of the Corporation with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity;

j)	Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise any of the terms of the Plan (or any option granted thereunder) or may terminate the Plan (or any option granted thereunder) at any time provided, however, that: (i) no such action shall, without the consent of the Participant, in any manner adversely affect a Participant’s rights under any option theretofore granted under the Plan; and (ii) if under the rules and policies of the TSX, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, such amendment requires approval by the Shareholders of the Corporation, such amendment shall not be effective until the Corporation has obtained such approval in accordance with the rules and policies of the TSX or such other such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted; and

k)	No amendment to the terms of the Plan shall affect any Option granted prior to such date, and each such Option shall continue to be governed by the terms of the Plan as it existed immediately before such amendment, unless the Participant holding such Option agrees that it shall be governed by the amended terms of the Plan.

In December 2009, the Board granted limited authority to the President and CEO of the Corporation to exercise the powers of the Board under the Stock Option Plan with respect to granting up to 200,000 stock options in the aggregate, in his discretion but subject to the terms of the Stock Option Plan and provided that (i) not more than 40,000 options may be granted to any one person and (ii) no options may be granted to officers of the Corporation (including Vice-Presidents). Any grant of stock options to an existing or new officer of the Corporation remains subject to Board approval. If all 200,000 options are granted under this arrangement, the President and CEO will cease to have discretion over the granting of stock options and the authority will revert back to the Board.

Approval Required

The proposed amendments to the Stock Option Plan are subject to approval by the shareholders of the Corporation at the Special Meeting. The full text of the Stock Option Plan, reflecting the proposed amendments, as well as the proposed ordinary resolution approving the amendments to the Stock Option Plan are attached to the Management Information Circular as Schedules “B” and “D” respectively.

SHAREHOLDER COMMUNICATIONS

The Board of Directors has authorized the Chief Executive Officer to represent the Corporation in its communications with Shareholders and members of the investment community. In addition, the CEO and other members of Management meet regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of Management.

The Board of Directors reviews the Corporation’s significant communications with investors and the public, including the Corporation’s Annual Information Form, Management’s Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No Director, or proposed Director, executive officer, holder of securities of more than 10% of any class of outstanding voting securities of the Corporation, or any associate or affiliate thereof, has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations.

The Corporation paid or has payable the following amounts to Directors for services other than in their capacity as Directors, and companies controlled by or related to Directors (noted in US$):

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MANAGEMENT INFORMATION CIRCULAR – SPECIAL MEETING

	December 31	December 31	December 31
	2009	2008	2007

Production costs – labour(1)	$25,796,510	$33,761,686	$31,147,564
Mining interests – labour(1)	4,875,580	1,167,359	2,437,344
Production costs – consumables(2)	11,254,799	14,655,237	2,032,928
Capital assets(3)	-	94,350	24,838
	$41,926,889	$35,642,674	$35,642,674

Notes:

1.	The Company paid a third party company owned by the brother of Mr. Fred George, a former Director of the Company, for the provision of workers in Mexico at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers will now be provided at cost plus 6-8%.
2.	The Company paid two third party companies owned by the father of Mr. Canek Rangel, a former Director of the Company, for the provision of lime, lubricant and fuel. The Company is confident the cost of lubricant and fuel are at fair market value as the prices of these consumables are regulated in Mexico. The Company believes the cost of lime was also at fair market value.
3.	The Company paid Mr. Canek Rangel or a third party company owned by the father of Mr. Rangel, a former Director of the Company, for the provision and construction of production and support facilities, and mineral properties. The Company believes these costs were at fair market value.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions.

In 2008, the Company awarded share-based compensation to five of the executive officers of the Company in lieu of a cash bonus. The share entitlements awarded were valued at the volume weighted average trading price of the Company’s shares for the five days prior to the award, and are subject to vesting over an eighteen-month period. The executives have the option to accelerate the vesting of the share entitlements, in return for accepting a smaller number of shares. Four of the executive officers exercised the early vesting option and acquired 549,022 common shares during 2009. The Corporation has recorded $1,630,490 in compensation expense related to these share-based bonuses, which consists of $718,498 for the taxes paid by the Company on behalf of the four executives in respect of the shares they received (December 31, 2008 - $6,002,883, of which $2,703,865 consisted of accruals for taxes). The shares reserved for the remaining executive were valued at $158,534 as at December 31, 2009, and the Company has accrued $223,742 for the taxes which will be payable by the Company on behalf of that executive when he receives his shares under this arrangement.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the year ended December 31, 2010, no Director or officer of the Corporation was indebted to the Corporation or any of its subsidiaries, nor did the Corporation or any of its subsidiaries guarantee the indebtedness of any Director or officer.

OTHER BUSINESS

The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to Management should properly come before the Meeting, common shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgment of the person voting such common shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com. Financial information about the Corporation is provided in the Corporation’s audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2009, which can be found on SEDAR and on the Corporation’s website at www.gammongold.com. This information is also filed with the Securities and Exchange Commission on EDGAR (the Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov. Upon request to the Corporation, the Corporation will provide this information, without charge, to any Shareholder. Such written request should be directed to the attention of Gammon Gold Inc., 1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1.

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MANAGEMENT INFORMATION CIRCULAR – SPECIAL MEETING

BOARD OF DIRECTORS APPROVAL

The contents of this Management Information Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED this 18th day of January, 2011.

__________________
Colin K. Benner
Chairman of the Board

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SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

AUGUST 19, 2010

BETWEEN

GAMMON GOLD INC.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

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TABLE OF CONTENTS

Article 1
INTERPRETATION		2
1.1	Certain Definitions	2
1.2	Currency	17
1.3	Headings	17
1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	17
1.5	Acting Jointly or in Concert	17
1.6	Generally Accepted Accounting Principles	18

Article 2
THE RIGHTS		18
2.1	Legend on Share Certificates	18
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	19
2.3	Adjustments to Exercise Price; Number of Rights	22
2.4	Date on Which Exercise Is Effective	27
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	27
2.6	Registration, Transfer and Exchange	28
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	29
2.8	Persons Deemed Owners of Rights	29
2.9	Delivery and Cancellation of Certificates	30
2.10	Agreement of Rights Holders	30
2.11	Rights Certificate Holder Not Deemed a Shareholder	31

Article 3
ADJUSTMENTS TO THE RIGHTS		31
3.1	Flip-in Event	31

Article 4
THE RIGHTS AGENT		33
4.1	General	33
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	34
4.3	Duties of Rights Agent	35
4.4	Change of Rights Agent	37
4.5	Compliance with Money Laundering Legislation	37

Article 5
MISCELLANEOUS		38
5.1	Redemption and Waiver	38
5.2	Expiration	40
5.3	Issuance of New Rights Certificates	41
5.4	Supplements and Amendments	41
5.5	Fractional Rights and Fractional Shares	42
5.6	Rights of Action	43
5.7	Regulatory Approvals	43
5.8	Notice of Proposed Actions	43
5.9	Notices	44
5.10	Successors and Assigns	45
5.11	Benefits of this Agreement	45
5.12	Governing Law	45
5.13	Language	45
5.14	Severability	45
5.15	Effective Date	45
5.16	Privacy Legislation	46
5.17	Determinations and Actions by the Board of Directors	46
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5.18	Fiduciary Duties of the Directors	47
5.19	Declaration as to Non-Canadian Holders	47
5.20	Limited Recourse	47
5.21	Time of the Essence	47
5.22	Execution in Counterparts	47
FORM OF ASSIGNMENT		52
FORM OF ELECTION TO EXERCISE		53
CERTIFICATE		54
NOTICE		55
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SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT, dated as of August 19, 2010, between Gammon Gold Inc. (the “Corporation”), a corporation incorporated under the laws of the Province of Québec and Computershare Investor Services Inc., a corporation existing under the laws of Canada (the “Rights Agent”);

WHEREAS in order to maximize shareholder value the board of directors of the Corporation has determined that it is advisable for the Corporation to adopt a shareholder rights plan;

AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of the Corporation has:

(a)	authorized the issuance, effective at the close of business (Toronto time) on the Effective Date (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at the close of business (Toronto time) on the Effective Date (the “Record Time”);

(b)	authorized the issuance of one Right in respect of each Common Share of the Corporation issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Termination Time (as hereinafter defined); and

(c)	authorized the issuance of Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

	(a)	“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

		(i)	the Corporation or any Subsidiary of the Corporation;

		(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

			(A)	a Voting Share Reduction;

			(B)	Permitted Bid Acquisitions;
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	(C)	an Exempt Acquisition;

	(D)	Pro Rata Acquisitions; or

	(E)	a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person’s Beneficial Ownership of Voting Shares thereafter increases by more than 1% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(iii)	for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(f)(iii)(B) because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take-over Bid; or

(iv)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Corporation pursuant to an underwriting agreement with the Corporation.

(b)	“Affiliate”, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	“Agreement” shall mean this shareholder rights plan agreement dated as of August 19, 2010 between the Corporation and the Rights Agent, as amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)	“annual cash dividend” shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate on a per share basis, in any fiscal year, the greatest of:

(i) 200% of the aggregate amount of cash dividends, on a per share basis, declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of the cash dividends, on a per share basis, declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year;

(e)	“Associate” shall mean, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;
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(f)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

	(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

	(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Corporation and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion, exchange or purchase right (other than the Rights) attaching to a Convertible Security; and

	(iii)	any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

	(A)	where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-Over Bid, in each case made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

	(B)	where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds such security provided that (1) the ordinary business of any such Person (the “Investment Manager”) includes the management of mutual funds or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person or Persons (a “Client”); or (2) such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts, (3) such Person is a pension plan or fund registered under the laws of Canada or any Province thereof or the laws of the United States of America (a “Plan”) or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person (the “Administrator”) is the administrator or trustee of one or more Plans and holds such security for the purposes of its activities as an Administrator; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not then announced an intention to make a Take-over Bid (other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market), alone or by acting jointly or in concert with any other Person;
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(C)	where such Person or any of such Person’s Affiliates or Associates is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)	where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)	where such person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository;

(g)	“Board of Directors” shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(h)	“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

(i)	“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate in effect on such date;

(j)	“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office of the Rights Agent) is closed to the public in the city in which such transfer agent or rights agent has an office for the purposes of this Agreement;

(k)	“Common Shares” shall mean the Common Shares in the capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time;

(l)	“Competing Permitted Bid” shall mean a Take-over Bid that

(i)	is made after a Permitted Bid or is made after another Competing Permitted Bid and is made prior to the expiry of the Permitted Bid or the other Competing Permitted Bid ;

(ii)	satisfies all of the provisions of a Permitted Bid other than the condition set forth in Clauses (ii) and (v) of the definition of a Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (A) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid; and (B) 60 days following the date on which the earliest Permitted Bid which preceded the Competing Permitting Bid was made; and only if at the date that the Voting Shares are to be taken up more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;
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	(iv)	for purposes of this Agreement, should a Take-over Bid which qualified as a Competing Permitted Bid when made cease to be a Competing Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take-over Bid shall not be a Permitted Bid Acquisition;

(m)	“Confidentiality Agreement” means a confidentiality agreement that contains a standstill provision that restricts, for a period of at least 12 months (or such shorter period as may be approved by the Corporation) from the effective date of such confidentiality agreement, the Offeror, its Affiliates, associates, their respective Representatives and any Person acting jointly or in concert with any of them from:

	(i)	acquiring or agreeing to acquire or making any proposal to acquire, in any manner, any bank or other senior debt, shares or other securities, assets or property of the Corporation or its Affiliates;

	(ii)	assisting, advising or encouraging any other Person to acquire or agree to acquire, in any manner, any bank or other senior debt, shares or other securities, assets or property of the Company or its Affiliates;

	(iii)	soliciting proxies of the Corporation’s shareholders, or forming, joining or in any way participating in a proxy group; or

	(iv)	making any public announcement with respect to the foregoing, except as may be required by applicable law or regulatory authorities;

(n)	“controlled” a corporation is “controlled” by another Person if:

	(i)	securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person; and

	(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(o)	“Convertible Security” shall mean a security convertible, exercisable or exchangeable into a Voting Share and a “Convertible Security Acquisition” shall mean an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p)	“Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a);

(q)	“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(r)	“Dividend Reinvestment Plan” shall mean a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

	(i)	dividends paid in respect of shares of any class of the Corporation;

	(ii)	proceeds of redemption of shares of the Corporation;

	(iii)	interest paid on evidences of indebtedness of the Corporation; or

	(iv)	optional cash payments; be applied to the purchase from the Corporation of Common Shares;
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(s)	“Effective Date” shall mean August 19, 2010;

(t)	“Election to Exercise” shall have the meaning ascribed thereto in Clause 2.2(d)(ii);

(u)	“Exempt Acquisition” shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(b),(c) (d) or (k), (ii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (A) to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution or (B) upon the exercise by an individual of Convertible Securities or Voting Shares granted under a share purchase plan or option plan of the Corporation or any Subsidiaries or (C) by way of a private placement, provided that (x) all necessary stock exchange approvals to such private placement have been obtained and such private placement complies with the terms and conditions of such approvals and (y) such Person does not thereby become the Beneficial Owner of Voting Shares equal in number to 20% or more of the Voting Shares outstanding immediately after the private placement or (iii) pursuant to a transaction or an acquisition or pursuant to an amalgamation, business combination, merger, arrangement, or other statutory procedure in each case requiring shareholder approval;

(v)	“Exercise Price” shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:

(i) until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(w)	“Expansion Factor” shall have the meaning ascribed thereto in Clause 2.3(a)(x);

(x)	“Flip-in Event” shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y)	“holder” shall have the meaning ascribed thereto in Section 2.8;

(z)	“Independent Shareholders” shall mean holders of Voting Shares, other than:

(i) any Acquiring Person;

(ii) any Offeror, other than a Person referred to in Clause 1.1(f)(iii)(B);

(iii) any Affiliate or Associate of such Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v) any trustee of any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;
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(aa)	“Information” means any and all information (whether oral or in writing, or stored in computerised, electronic, disk, tape, microfilm or other form) relating to the Corporation or any of its Affiliates or their respective businesses, operations, assets or interests disclosed or otherwise furnished to an Offeror, its Affiliates or associates or any of their respective Representatives or to any Person acting jointly or in concert with any of them (i) by the Corporation or any of its Affiliates or their respective Representatives for the purpose of assisting the recipient of such information in evaluating and/or implementing a possible transaction involving the direct or indirect acquisition of 50% or more of the outstanding securities or assets of the Corporation or its Affiliates pursuant to a consensual transaction or (ii) by or on behalf of any Person that is at the time of such disclosure or access required by contract with, or subject to any fiduciary or any other duties to, the Corporation or any of its Affiliates to keep such information confidential; however the term “Information” shall not include any information: (i) which is or becomes generally available to the public other than as a result of disclosure by an Offeror, its Affiliates or associates or any of their respective Representatives or by any Person acting jointly or in concert with any of them; or (ii) which is known at the relevant time to an Offeror, its Affiliates or associates or any of their respective Representatives or to any Person acting jointly or in concert with any of them, or becomes available to an Offeror, its Affiliates, associates or any of their respective Representatives or to any Person acting jointly or in concert with any of them, on a non-confidential basis from a source other than by the Corporation or any of its Affiliates or their respective Representatives, provided that Offeror does not reasonably believe that such source is bound by a confidentiality agreement with the Corporation or any of is Affiliates or any of their respective Representatives or is otherwise prohibited from transmitting the Information to an Offeror, its Affiliates or associates or any of their respective Representatives or to any Person acting jointly or in concert with any of them by a contractual, legal or fiduciary obligation;

(bb)	“Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading Days) on which such securities are listed or admitted to trading;

(ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over- the-counter market, as quoted by any reporting system then in use; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(cc)	“Nominee” shall have the meaning ascribed thereto in Subsection 2.2(c);
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(dd)	“Offer to Acquire” shall include:

	(i)	an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and

	(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ee)	“Offeror” shall mean a Person who has announced a current intention to make or who is making a Take-over Bid (including a Permitted Bid) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(ff)	“Offeror’s Securities” means Voting Shares Beneficially owned by an Offeror on the date of the Offer to Acquire by any Person who is making a Take-over Bid;

(gg)	“Permitted Bid” shall mean a Take-over Bid made by an Offeror by way of takeover bid circular which also complies with the following additional provisions:

	(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

	(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid (A) prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and (B) only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

	(iii)	the Take-over Bid contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for as provided in Section 1.1(gg)(ii)(A) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for;

	(iv)	the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, if the deposit condition in Section 1.1(gg)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement; and

	(v)	the Take-over Bid shall not have been made if, at the commencement of the Take-over Bid the Offeror, or any of its Affiliates, associates, or their respective Representatives of any of them or any Person acting jointly or in concert with the Offeror or any of its Affiliates, associates or their respective Representatives in connection with the Take-over Bid, possessed Information, unless the Offeror and any such Affiliates, associates or Representatives and any such Person acting jointly or in concert with any of them shall have entered into a Confidentiality Agreement with the Corporation within three months prior to the commencement of the Take-over Bid and any applicable standstill shall have been waived by the Corporation or otherwise expired in accordance with its terms;

For purposes of this Agreement should a Take-over Bid which qualified as a Permitted Bid when made cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take-over Bid shall not be a Permitted Bid Acquisition and (B) the term “Permitted Bid” shall as the context so permits or requires include a Competing Permitted Bid.
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(hh)	“Permitted Bid Acquisition” shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)	“Permitted Lock-Up Agreement” shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a “Locked-Up Person”) agree to deposit or tender Voting Shares to a Take-Over Bid (the “Lock-Up Bid”) made or to be made by such Person or any of such Person’s Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

	(i)	the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement;

	(ii)	the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to or not to withdraw such Voting Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction:

		(A)	where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction:

			(1)	is greater than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or

			(2)	exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock- Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; and

		(B)	if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders, where the number of Voting Shares to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid:

			(1)	is greater than the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid; or

			(2)	exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and
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	(iii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

		(A)	2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

		(B)	50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;

(jj)	“Person” shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, or other entity whether or not having legal personality;

(kk)	“Pro Rata Acquisition” shall mean an acquisition by a Person of Voting Shares pursuant to:

	(i)	a Dividend Reinvestment Acquisition;

	(ii)	a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;

	(iii)	the acquisition or the exercise by the Person of rights to purchase Voting Shares issued by the Corporation to all holders of securities of the Corporation (other than holders resident in any jurisdiction where such issuance is restricted or impractical as a result of applicable law) of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Corporation and not from any other Person and the Person does not thereby acquire a greater percentage of such Voting Shares than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or

	(iv)	a distribution of Voting Shares or Convertible Securities made pursuant to a prospectus or by way of a private placement by the Corporation or a conversion or exchange of any Convertible Security provided that the Person does not thereby acquire a greater percentage of such Voting Shares or of Convertible Securities so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(ll)	“Québec Companies Act” shall mean the Québec Companies Act as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(mm)	“Record Time” has the meaning set forth in the recitals hereto;

(nn)	“Redemption Price” shall have the meaning attributed thereto in Subsection 5.1(a);

(oo)	“Representatives” of a Person means such persons directors, officers, trustees, employees, agents, advisors or representatives, as applicable;
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(pp)	“Right” shall mean a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set forth in this Agreement;

(qq)	“Rights Certificate” shall mean a certificate representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(rr)	“Rights Register” shall have the meaning ascribed thereto in Subsection 2.6(a);

(ss)	“Securities Act” shall mean the Securities Act (Ontario), as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(tt)	“Separation Time” shall mean, subject to Subsection 5.1(d), the close of business on the tenth Trading Day after the earlier of:

	(i)	the Stock Acquisition Date;

	(ii)	the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

	(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable,

or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in clause (ii) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced and further provided that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, than the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

(uu)	“Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 102.1 of the Securities Act) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(vv)	“Subsidiary” a corporation is a Subsidiary of another corporation if:

	(i)	it is controlled by:

		(A)	that other; or

		(B)	that other and one or more corporations each of which is controlled by that other; or

		(C)	two or more corporations each of which is controlled by that other; or

	(ii)	it is a Subsidiary of a corporation that is that other’s Subsidiary;

(ww)	“Take-over Bid” ;means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the offer to Acquire;
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	(xx)	“Termination Time” shall mean the earlier of (A) the time at which the right to exercise Rights shall terminate pursuant to Section 5.1(g) or (B) the termination of this Agreement as provided in Section 5.15 hereof;

	(yy)	“Trading Day”, when used with respect to any securities, shall mean a day on which the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading Days) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange, a Business Day;

	(zz)	“U.S. – Canadian Exchange Rate” on any date shall mean:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

	(aaa)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

	(bbb)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

	(ccc)	“Voting Share Reduction” shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

	(ddd)	“Voting Shares” shall mean the Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

	(a)	For purposes of this Agreement, in determining the percentage of outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

	(b)	For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:
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A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.5	Acting Jointly or in Concert

For purposes of this Agreement a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Corporation, (y) pledges of securities in the ordinary course of business, and (z) Permitted Lock-Up Agreements).

1.6	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 THE RIGHTS

2.1	Legend on Share Certificates

Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Termination Time, shall also evidence one Right for each Common Share represented thereby until the earlier of the Separation Time or the Termination Time and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the earlier of the Separation Time or the Termination Time (as both terms are defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement dated as of August 19, 2010, as may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Gammon Gold Inc. (the “Corporation”) and Computershare Investor Services Inc., as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the Rights may be amended or redeemed, may expire or may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person” as such terms are defined in the Shareholder Rights Agreement, whether currently held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of one copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.
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Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share represented thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Termination Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

	(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Termination Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

	(b)	Until the Separation Time,

		(i)	the Rights shall not be exercisable and no Right may be exercised; and

		(ii)	each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

	(c)	From and after the Separation Time and prior to the Termination Time:

		(i)	the Rights shall be exercisable; and

		(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)) and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Termination Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the Nominee, at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

		(x)	a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time or at the time of conversion, as applicable, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

		(y)	a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first Person to furnish such information and documentation as the Corporation deems necessary.
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(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Termination Time by submitting to the Rights Agent at its office in Toronto, Ontario, Canada or any other office of the Rights Agent in cities designated from time to time for that purpose by the Corporation with the approval of the Rights Agent:

	(i)	the Rights Certificate evidencing such Rights;

	(ii)	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or such holder’s executors or administrators or other personal representatives or such holder’s or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

	(iii)	payment by certified cheque, banker’s draft, wire transfer or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon as soon as practicable:

	(i)	requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

	(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

	(iii)	after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

	(iv)	when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

	(v)	remit to the Corporation all payments received on the exercise of Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

	(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;
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(ii)	take all such action as may be necessary and within its power to comply with the requirements of the Quebec Companies Act, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws or comparable legislation of each of the provinces of Canada and States of the United States, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)	use commercially reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)	pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)	after the Separation Time, except as permitted by Sections 5.1 and 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

	(a)	In the event the Corporation shall at any time after the date of this Agreement:

		(i)	declare or pay a dividend on Common Shares payable in Common Shares or Convertible Securities in respect thereof other than pursuant to any Dividend Reinvestment Plan;

		(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

		(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

		(iv)	issue any Common Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

		(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and
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(y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion

Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Termination Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price per share, including the price required to be paid to purchase such Convertible Security) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities, including the price required to be paid to purchase such Convertible Securities) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.
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For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any Dividend Reinvestment Plan or share purchase plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)) to purchase Common Shares at a price per Common Share that is less than the Market Price per Common Share on such record date, the Exercise Price in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

	(i)	the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (determined by the Board of Directors in good faith and described in a statement filed with the Rights Agent which shall be binding on the Rights Agent and the Holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

	(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed..

(d)	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Any adjustment required by Section 2.3 shall be made as of:

	(i)	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Subsection 2.3(a); or

	(ii)	the record date for the applicable dividend or distribution, the case of an adjustment made pursuant to Subsection 2.3(c) or (d), subject to readjustment to reverse the same if such distribution shall not be made.

(e)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv) or Subsections 2.3(b) or (c), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. Subject to Subsection 5.4(b) and (c), the Corporation and the Rights Agent may, with the prior approval of the holders of the Common Shares, amend this Agreement as appropriate to provide for such adjustments.
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(f)	Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)	Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

	(i)	consolidation or subdivision of Common Shares;

	(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

	(iii)	stock dividends; or

	(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(j)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Corporation shall:

	(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

	(ii)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate specifying the particulars of such adjustment or change and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.
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2.4	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the absolute holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

	(a)	The Rights Certificates shall be executed on behalf of the Corporation by any one of the following officers of the Corporation: Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Corporate Secretary, or any Executive Vice-President. The signature of any such officer on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signature of the individual who was at any time the proper officer of the Corporation shall bind the Corporation, notwithstanding that such individual has ceased to hold such office either before or after the countersignature and delivery of such Rights Certificates.

	(b)	Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

	(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

	(a)	The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent, at its office in the City of Toronto, is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Termination Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

	(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

	(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.
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	(d)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

	(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Termination Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

	(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Termination Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by each of them, in their sole discretion, to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

	(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

	(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Common Share).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.
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2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

	(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

	(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

	(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

	(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

	(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

	(f)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

	(g)	that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of preliminary or permanent injunctions or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulations or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.
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ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

	(a)	Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Termination Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

	(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person); or

(ii) a transferee or other successor in title, directly or indirectly, (a “Transferee”) of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

	(c)	From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Quebec Companies Act, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act, and the applicable securities laws or comparable legislation of each of the provinces of Canada and States of the United States (and any other applicable jurisdiction), in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

	(d)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the written instruction of the Corporation to the Rights Agent or shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of such Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.
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provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.

ARTICLE 4
THE RIGHTS AGENT

4.1	General

	(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holder of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, after consultation with the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co- Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co- Rights Agents. The Corporation agrees to pay the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable and documented fees and expenses (including reasonable and documented counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability or expense arising out of its relationship with the Corporation pursuant to the terms and conditions of this Agreement, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees or agents, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including reasonable and documented legal costs and expenses, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

	(b)	The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

	(c)	The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

	(a)	Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.
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(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

	(a)	the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with (with the approval of the Corporation, such approval not to be unreasonably withheld) such other experts as the Rights Agent may reasonably consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

	(b)	whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, any Executive Vice-President or Corporate Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

	(c)	the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct and that of its officers, directors and employees;

	(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

	(e)	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;
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(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, any Executive Vice-President or Corporate Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. (It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as practicable after the giving of such instructions);

(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to the transfer agent of Common Shares by registered or certified mail and to the holders of Rights in accordance with Section 5.9 at the Corporation’s expense. The Corporation may remove the Rights Agent upon 30 days notice in writing, mailed to the Rights Agent and to the transfer agent of the Common Shares by personal delivery, registered or certified mail and to the holders of Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply, at the Corporation’s expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.
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4.5	Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 5
MISCELLANEOUS

5.1	Redemption and Waiver

	(a)	The Board of Directors may, with the prior consent of the holders of Voting Shares or of the holders of Rights given in accordance with Section 5.1(i) or (j), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

	(b)	The Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Section 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

	(c)	The Board of Directors may, prior to the occurrence of a Flip-in Event, and upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(d)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(c).

	(d)	Notwithstanding the provisions of Subsections 5.1(b) and (c) hereof, upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event provided that both of the following conditions are satisfied:

(i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and

(ii) such Person has reduced its Beneficial Ownership of Common Shares such that at the time of granting the waiver pursuant to this Subsection 5.1(d), such Person is no longer an Acquiring Person, and in the event that such a waiver is granted by the Board of Directors, such Flip-In Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.
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(e)	The Board of Directors, shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid, a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Subsection 5.1(c) the application of Section 3.1, takes up and pays for Voting Shares in connection with such Permitted Bid, Competing Permitted Bid or Take-over bid, as the case may be.

(f)	Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued Replacement Rights to the holders of its then outstanding Common Shares.

(g)	If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.1(i) or (j), as the case may be, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)	Within 10 Business Days after the Board of Directors elects or is deemed to elect, to redeem the Rights or if Subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with Section 5.1(i) or (j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(i)	If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation’s by-laws.

(j)	If a redemption of Rights pursuant to Subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the Quebec Companies Act, with respect to meetings of shareholders of the Corporation.

(k)	The Board of Directors may following a Stock Acquisition Date and prior to the Separation Time upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Section 5.1(k) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.
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5.2	Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Termination Time, except the Rights Agent as specified in Section 4.1 of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

	(a)	The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment.

	(b)	Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

	(c)	Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.

	(d)	The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to Section within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

	(e)	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the Quebec Companies Act, with respect to meetings of shareholders of the Corporation.
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(f)	Any amendments made by the Corporation to this Agreement pursuant to Subsection (a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:

	(i)	if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment; and

	(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

	(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Corporation shall not be required to pay any amount to the holders of record of the Rights Certificates in lieu of such fractional Rights.

	(b)	The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

	(c)	The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraph (b) unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.
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5.7	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, any necessary approvals of any stock exchange shall be obtained, including without limitation approvals related to the issuance of Common Shares upon the Exercise of Rights.

5.8	Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Termination Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action by the Corporation.

5.9	Notices

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Gammon Gold Inc.
56 Temperance Street, Suite 501
Toronto, Ontario M5H 3V5
Attention: Chief Executive Officer
Fax No.: (416) 646-3828

(b)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
1500 University Street, 7th Floor
Montreal, Quebec H3A 3S8
Attention: General Manager, Client Services
Fax: (514) 982-7580

(c)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)	Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.
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5.10	Successors and Assigns

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and permitted assigns hereunder.

5.11	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.12	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.13	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou quie en découleront soient rédigés en langue anglaise. The Parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.14	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Date

(a) This Agreement (subject to receipt of the approval of the Independent Shareholders as set forth below) is effective from the Record Time. If this Agreement is not approved by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of confirmation of the Rights Plan herein at a meeting of shareholders to be held not later than the date that is six months and one day from the Effective Date then the Rights Plan and this Agreement and all outstanding Rights and all other rights hereunder shall terminate and be void and of no further force and effect on and from that date which is the earlier of (i) the date of termination of the meeting of shareholders called to consider the confirmation of the Plan, and (ii) the date that is six months and one day from the Effective Date;

(b) At or prior to the annual meeting of shareholders of the Corporation in the year 2013, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement (as the same may be amended) to the Independent Shareholders for their consideration and, if thought desirable, approval. Unless a majority of the votes cast by the Independent Shareholders who vote in respect of such resolution are voted in favour of the continued existence of this Agreement (as the same may be amended) the Board of Directors shall, immediately upon the confirmation of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the rights at the Redemption Price;
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(c)	Notwithstanding 5.15(a) and (b) above, termination shall not occur as provided in Section 5.15(a) and (b) if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(b), (c), (d) or (k) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15,

5.16	Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.17	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in connection herewith, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.18	Fiduciary Duties of the Directors

Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

5.19	Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the U.S., the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the U.S., in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20	Limited Recourse

Each holder of Common Shares and/or holder of Rights and the Rights Agent and each Co-Rights Agent acknowledges and agrees that the obligations and liabilities (whether actual or contingent) of the Corporation under this Agreement shall not be personally binding upon any of the Directors of the Corporation or any registered or beneficial holder of Common Shares and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of the obligations or liabilities of the Corporation hereunder, and that recourse for such obligations or liabilities of the Corporation shall be limited to, and satisfied only out of, the assets of the Corporation.

5.21	Time of the Essence

Time shall be of the essence in this Agreement.
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5.22	Execution in Counterparts

This Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile, by e-mail in PDF format or similar electronic copy and each of such counterparts, facsimiles, e-mails in PDF format or similar electronic copies shall for all purposes be deemed to be an original, and all such counterparts, facsimiles, e-mails in PDF format or similar electronic copies shall together constitute one and the same instrument.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GAMMON GOLD INC.

Per:	“Rene Marion”
Name:	Rene Marion
Title:	President and Chief Executive Officer

COMPUTERSHARE INVESTOR SERVICES INC.

Per:	“Flavio Moroso”
Name:	Flavio Moroso
Title:	Professional, Client Services

Per:	“Yves-Diallo Sebagenzi”
Name:	Yves-Diallo Sebagenzi
Title:	Professional, Client Services
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ATTACHMENT 1

GAMMON GOLD INC.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. _____________	_____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ____________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of August 19, 2010, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Gammon Gold Inc., a corporation incorporated under the Quebec Companies Act, (the “Corporation”) and Computershare Investor Services Inc., a corporation incorporated under the Canada Business Corporations Act (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Termination Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Toronto. The Exercise Price shall (i) until the Separation Time be an amount equal to three times the Market Price (as such term is defined in the Shareholder Rights Agreement), from time to time, per Common Share; and (ii) from and after the Separation Time, be an amount equal to three times the Market Price, as at the Separation Time, per Common Share and in each case until adjusted in accordance with the terms of the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares in the capital of the Corporation other than Common Shares, or more or less than one Common Share, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation and are available upon request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.

If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.
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No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officer of the Corporation.

Date: _________________________

GAMMON GOLD INC.

By: _________________________

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By: _________________________
Authorized Signature

By: _________________________
Authorized Signature
A-40

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED _____________________________________________________hereby sells, assigns and transfers unto _____________________________________________________

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint , _____________________________________________________
as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:
Signature

(Please print name of Signatory)

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.) Signature must be signature guaranteed by a major Canadian Trust Company, a major Schedule 1 Canadian chartered bank or a member of an acceptable Medallion Guarantee Program (STAMP, SEMP, MSP).

CERTIFICATE
(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(Please print name of Signatory)

(To be attached to each Rights Certificate)

A-41

FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:  _____________________________

The undersigned hereby irrevocably elects to exercise ____________________________whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:
Signature

(Please print name of Signatory)

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Schedule 1 Canadian chartered bank or a member of an acceptable Medallion Guarantee Program (STAMP, SEMP, MSP).

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CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

_______________________________
Signature

_______________________________
(Please print name of Signatory)

(To be attached to each Rights Certificate)

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SCHEDULE “A” – SHAREHOLDER RIGHTS PLAN

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Shareholder Rights Agreement). No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

A-44

SCHEDULE “B” – AMENDED STOCK OPTION PLAN

GAMMON GOLD INC.

STOCK OPTION PLAN
AS AMENDED AND RESTATED ON DECEMBER 10, 2010

1.	INTERPRETATION

1.1	Definitions

For the purposes of this Plan, the following terms shall have the following meanings:

	(a)	“Board” means the board of directors of the Corporation;

	(b)	“Change of Control” means the occurrence of any one or more of the following events:

		(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

		(ii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

		(iii)	any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

		(iv)	as a result of or in connection with: (A) the contested election of directors or (B) a transaction referred to in subparagraph 1.1(b)(i) above, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the Directors; or

		(v)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “voting securities” means common shares of the Corporation and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

	(c)	“Consultant” means a person, other than an employee, director or Senior Officer of the Corporation or of any Subsidiary, that:

		(i)	is engaged to provide bona fide services to the Corporation or a Subsidiary, other than services provided in relation to a distribution;

		(ii)	provides the services under a written contract with the Corporation or a Subsidiary; and

		(iii)	spends or will spend all or substantially all of his, her or its time and attention on the affairs and business of the Corporation or a Subsidiary;and includes, for an individual consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner, and, for greater certainty, includes Consultants who provide outsourced or contract labour to the Corporation or a Subsidiary, and employees of such Consultants;
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SCHEDULE “B” – AMENDED STOCK OPTION PLAN

(d)	“Corporation” means Gammon Gold Inc.;

(e)	“Effective Date” means the date of the original adoption of this Plan by the Board, namely October 1, 1999;

(f)	“Eligible Person” means, subject to all applicable laws, any employee, Consultant, Senior Officer, or director of the Corporation or any Subsidiary or any personal holding corporation controlled by a Senior Officer or director of the Corporation or any Subsidiary or any registered retirement savings plans established for the sole benefit of an employee, Senior Officer or director of the Corporation or any Subsidiary;

(g)	“Grant Date” means, with respect to an Option, the date on which it was granted;

(h)	“Insider” means:

(i) an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and

(ii) an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of subparagraph 1.1(h)(i) above;

(i)	“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

(j)	“Participant” means an Eligible Person to whom Options have been granted;

(k)	“Plan” means this stock option plan of the Corporation;

(l)	“Senior Officer” means an “officer” as defined in Section 1(1) of the Securities Act (Ontario);

(m)	“Shares” means the common shares of the Corporation;

(n)	“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(o)	“Subsidiary” means any related entity to the Corporation, as such term is defined in National Instrument 45- 106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(p)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

1.2	Number and Gender

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.3	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

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SCHEDULE “B” – AMENDED STOCK OPTION PLAN

2.	PURPOSE

The purpose of this Plan is to:

(a)	encourage ownership of the Shares by directors, Senior Officers, Consultants and employees of the Corporation and its Subsidiaries who are primarily responsible for the management and profitable growth of the Corporation’s business;

(b)	advance the interests of the Corporation by providing additional incentive for superior performance by such persons; and

(c)	attract and retain valued directors, Senior Officers, Consultants and employees.

3.	ADMINISTRATION

(a)	The Plan shall be administered by the Board. Subject to the limitations of the Plan and the requirements of such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

	(i)	grant options to purchase Shares to Eligible Persons;

	(ii)	determine the terms, limitations, restrictions and conditions respecting such grants;

	(iii)	interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

	(iv)	make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

(b)	The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

4.	SHARES SUBJECT TO PLAN

(a)	The maximum number of Shares which may be reserved and set aside for issue under this Plan shall not exceed 6% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person on the exercise of Options granted under the Plan shall be 5% of the Shares outstanding on the most recent Grant Date (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

(b)	Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5.	PARTICIPATION

Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities, stock exchanges or over-the-counter having jurisdiction over the affairs of the Corporation.

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SCHEDULE “B” – AMENDED STOCK OPTION PLAN

6.	TERMS AND CONDITIONS OF OPTIONS

The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a Participant:

(a)	Option Price: The option price of any Shares in respect of which a Stock Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares on the Grant Date. For the purpose of this subparagraph 6(a), “market price” shall be deemed to be the volume-weighted average trading price of the Shares for the five trading days immediately preceding the Grant Date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date. In the resolution allocating any Option, the Board may determine that the Grant Date shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this subparagraph 6(a), “market price” shall be deemed to be the weighted average trading price of the Shares for the five trading days immediately preceding such Grant Date as reported by the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, or, if the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date. The Board may also determine that the exercise price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

(b)	Payment: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non- assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c)	Term of Option: Options may be granted under this Plan exercisable over a period not exceeding seven (7) years. Each Option shall be subject to earlier termination as provided in subparagraph 6(g).

(d)	Vesting: The date or dates of the vesting of each Option shall be a future date or dates determined in the manner specified in the resolution of the Board granting such Option, provided that, subject to the provisions of subparagraphs 6(e) and 6(g), no Option shall vest at a rate faster than over a period of four (4) years from its Grant Date, in equal instalments on each anniversary of such Grant Date.

(e)	Change of Control: Notwithstanding anything else herein to the contrary, in the event of a Change of Control, all Options outstanding shall vest and be immediately exercisable.

(f)	Exercise of Option: Subject to the provisions contained in subparagraphs 6(g)(ii),(iii) and (v), no Option may be exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation in Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(g)	Termination of Options: Unless otherwise determined by the Board, in its sole discretion, and as may be permitted by any regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

(i) the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than seven (7) years after the Grant Date;
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SCHEDULE “B” – AMENDED STOCK OPTION PLAN

(ii)	if the Participant’s employment with the Corporation or a Subsidiary is terminated for cause, immediately upon such termination if such Option has not vested prior to the date of such termination, and upon the expiry of three (3) months from the date of such termination if such Option has so vested;

(iii)	if the Participant of its own accord ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death, immediately on the date the Participant ceased to be an Eligible Person if such Option has not vested prior to such date, and upon the expiry of three (3) months from such date if such Option has so vested;

(iv)	if the Participant ceases to be an Eligible Person by virtue of having been dismissed without cause, other than by reason of retirement, permanent disability or death, all of the Participant’s outstanding Options shall vest immediately on the date the Participant ceased to be an Eligible Person, and such Options shall terminate upon the expiry of three (3) months from such date;

(v)	upon the expiry of three (3) months after the date of the death of the Participant during which three (3) month period the Option may be exercised by the Participant’s legal representative or the person or persons to whom the deceased Participant’s rights under the Option shall pass by will or the applicable laws of decent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

(vi)	upon the expiry of three (3) months after termination of the Participant’s employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which three (3) month period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such three (3) month period, then such right shall be extended to three (3) months following the date of death of the Participant and shall be exercisable only by the persons described in subparagraph 6(g)(v) hereof and only to the extent therein set forth.

	(h)	Non-transferability of Option: No Option shall be transferable or assignable by the Participant other than by will or the laws of decent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

	(i)	Applicable Laws or Regulations: The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange or over-the-counter market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance, with all stock exchanges or over-the-counter markets, as the case may be, on which the Shares are listed or quoted for trading. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

7.	ADJUSTMENTS IN SHARES SUBJECT PLAN:

	(a)	Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised before such subdivision or redivision without the Participant making any additional payment or giving any other consideration therefor.
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SCHEDULE “B” – AMENDED STOCK OPTION PLAN

	(b)	Consolidations: In the event of any consolidation of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation had such Option been exercised before such consolidation.

	(c)	Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change.

	(d)	Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity, the Participant, if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such capital reorganization, consolidation, amalgamation, merger or sale, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

	(e)	Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

	(f)	The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

	(g)	If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

	(h)	The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph 7 shall be cumulative.

	(i)	On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Option (and the Plan) and the exercise price thereof.

8.	LIMITS WITH RESPECT TO INSIDERS:

	(a)	The maximum number of Shares issuable to Insiders under the Plan or other Share Compensation Arrangement shall not exceed 10% of the issued and outstanding Shares at any time.
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SCHEDULE “B” – AMENDED STOCK OPTION PLAN

(b)	The maximum number of Shares which may be issued to Insiders under the Plan or other Share Compensation Arrangement within a one-year period shall not exceed 10% of the issued and outstanding Shares.

(c)	The maximum number of Shares which may be issued to any one Insider under the Plan or other Share Compensation Arrangement within a one-year period shall be 5% of the issued and outstanding Shares.

(d)	Any entitlement to acquire Shares granted pursuant to the Plan or other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9.	FINANCIAL ASSISTANCE FOR PURPOSE OF SHARES

(a)	Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted. Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation.

(b)	The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10.	AMENDMENTS AND TERMINATION OF PLAN AND OPTIONS

(a)	Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise any of the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided, however, that:

	(i)	no such action shall, without the consent of the participant, in any manner adversely affect a Participant’s rights under any Option theretofore granted under the Plan;

	(ii)	if under the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, such amendment requires approval by the shareholders of the Corporation, such amendment shall not be effective until the Corporation has obtained such approval in accordance with the rules and policies of the Toronto Stock Exchange or such other such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted.

(b)	No amendment to the terms of the Plan shall affect any Option granted prior to such date, and each such Option shall continue to be governed by the terms of the Plan as it existed immediately before such amendment, unless the Participant holding such Option agrees that it shall be governed by the amended terms of the Plan.

11.	EFFECTIVE DATE AND DURATION OF PLAN

Subject to paragraph 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter in accordance with the Plan. Any amendments to the Plan shall become effective upon the approval of such amendments by the Board, subject to paragraph 12 if under the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, require shareholder approval for such amendment. Any Options granted subsequent to the Effective Date or subsequent to the date of an amendment to the Plan but prior to the approval of the Plan or of such amendment (if required) by the shareholders of the Corporation as contemplated in paragraph 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

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SCHEDULE “B” – AMENDED STOCK OPTION PLAN

12.	APPROVAL OF PLAN

The establishment of the Plan, and, if required by the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, any amendment to the Plan, shall be subject to approval of the shareholders of the Corporation. All Options granted subsequent to such approval shall not require approval by the shareholders unless such approval is required by the regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.

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SCHEDULE “C” – RESOLUTION TO APPROVE SHAREHOLDER RIGHTS PLAN

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
GAMMON GOLD INC.

TO APPROVE THE SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	the shareholder rights plan of the Corporation, as described in the Management Information Circular for the Special Meeting of the Corporation, is hereby approved, confirmed and ratified; and

2.	any one of the officers of the Corporation be and is hereby authorized to perform all such acts, execute and deliver on behalf of the Corporation all such other documents and agreements which in his opinion he deems necessary and in the best interest of the Corporation, in order to give effect to the foregoing resolution.
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SCHEDULE “D” – RESOLUTION TO APPROVE AMENDMENT TO THE STOCK OPTION PLAN

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
GAMMON GOLD INC.

TO APPROVE AMENDMENTS TO THE STOCK OPTION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	the following amendment to the terms of the Corporation’s Stock Option Plan for Directors, officers, employees and consultants, as more particularly described in the Management Information Circular of the Corporation dated January 18, 2011, the purpose of which is to convert the Stock Option Plan to a “rolling stock option plan” whereby the maximum number of common shares which may be reserved and set aside for issue under the Stock Option Plan will be changed from a fixed maximum of 26,000,000 common shares (which is equal to 18.7% of the issued and outstanding common shares as of the date of this Management Information Circular) to a maximum of 6% of the common shares issued and outstanding from time to time on a non-diluted basis, be and the same is hereby approved, confirmed and ratified:

	a)	subsection 4(a) of the Stock Option Plan is deleted in its entirety and replaced with the following:

“(a) The maximum number of Shares which may be reserved and set aside for issue under this Plan shall not exceed 6% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person on the exercise of Options granted under the Plan shall be 5% of the Shares outstanding on the most recent Grant Date (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.”

2.	any one Director or officer of the Corporation be and is hereby authorized to do all acts and things and execute all documents, as may be necessary or desirable in his or her opinion to give effect to the foregoing resolution.
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